UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IMV INC.
(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

44974L103
(CUSIP Number)

Herbert (Herb) I. Ono
McMillan LLP
1500-1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Telephone: (604) 691-7493
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44974L103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CTI Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
Not applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

Nil
	8	SHARED VOTING POWER

4,466,282 shares of common stock
	9	SOLE DISPOSITIVE POWER

Nil
	10	SHARED DISPOSITIVE POWER

4,466,282 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,466,282 shares of common stock. (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	Not applicable	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.95%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

Notes:

(1)

CTI Partners II, L.P., as the general partner of each of CTI Life Sciences Fund II, L.P. and CTI Life Sciences Fund II (International), L.P., has control or direction over: (a) 4,451,538 shares of common stock beneficially owned by CTI Life Sciences Fund II, L.P.; and (b) 14,744 shares of common stock beneficially owned by CTI Life Sciences Fund II (International), L.P.

(2)	Based on 44,888,374 common shares of the Issuer's common stock issued and outstanding as of June 12, 2018.

SCHEDULE 13D

CUSIP No. 44974L103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CTI Life Sciences Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
Not applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

Nil
	8	SHARED VOTING POWER

4,451,538 shares of common stock
	9	SOLE DISPOSITIVE POWER

Nil
	10	SHARED DISPOSITIVE POWER

4,451,538 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,451,538 shares of common stock.(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	Not applicable	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.92%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

Notes:

(1)

CTI Partners II, L.P., as the general partner of CTI Life Sciences Fund II, L.P., has control or direction over 4,451,538 shares of common stock beneficially owned by CTI Life Sciences Fund II, L.P. CTI Partners II, L.P., as the general partner of CTI Life Sciences Fund II (International), L.P., also has direction or control over 14,744 shares of common stock beneficially owned by CTI Life Sciences Fund II (International), L.P. CTI Life Sciences Fund II, L.P. disclaims beneficial ownership of such securities of the Issuer which are beneficially owned by CTI Life Sciences Fund II (International), L.P.

(2)	Based on 44,888,374 common shares of the Issuer's common stock issued and outstanding as of June 12, 2018.

Item 1.    Security and Issuer

This statement relates to the voting common stock, without par value, of IMV Inc., a federally incorporated corporation in Canada (the "Issuer"). The Issuer maintains its principal executive office at 1344 Summer Street, Suite 412, Halifax, Nova Scotia, B3H 0A8.

Item 2.    Identity and Background

Name:

This statement is jointly filed by CTI Partners II, L.P. (“CTI Partners”) and CTI Life Sciences Fund II, L.P. (“CTI Life Sciences”, together with CTI Partners, the “Reporting Persons”).

Residence or Business Address:

The Reporting Persons’ business address is:
1 Place Ville – Marie, Suite 1050
Montreal, Quebec H3B 4S6

CTI Life Sciences is managed by its general partner, CTI Partners.

Present Principal Business or Occupation:

CTI Life Sciences is a private Canadian venture capital fund that makes capital investments in emerging life sciences companies at the pre-clinical and clinical development stage.

Place of Organization or Citizenship:

The place of organization of the Reporting Persons is the Province of Quebec, Canada.

Criminal Proceedings:

During the last five years, neither CTI Partners nor CTI Life Sciences has been convicted in any criminal proceeding.

Civil Proceedings:

During the last five years, neither CTI Partners nor CTI Life Sciences has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Considerations

Subsequent to the securities acquisition transaction described below, with effect from May 2, 2018, the Issuer completed a consolidation (reverse split) (the “Share Consolidation”) of its issued and outstanding shares of common stock (each, a “Share”) on the basis of one post-consolidation Share for every 3.2 pre-consolidation Shares.

On June 8, 2016, CTI Partners caused:

(a)

CTI Life Sciences to acquire legal and beneficial ownership of an aggregate of 9,059,545 units of the Issuer (the “Units”) at CAD$0.55 per Unit, for an aggregate purchase price of CAD$4,982,749.75, and

(b)

CTI Life Sciences Fund II (International), L.P. (“CTI International”) to acquire legal and beneficial ownership of an aggregate of 31,455 Units at CAD$0.55 per Unit, for an aggregate purchase price of CAD$17,300.25, pursuant to an unregistered private placement offering by the Issuer. Each Unit consisted of one pre-consolidation Share and one-half of one pre-consolidation Warrant. Each whole Warrant entitled its holder to acquire an additional pre-consolidation Share at an exercise price of CAD$0.72 until 5:00 pm (Toronto time) on June 8, 2018.

Immediately following the Share Consolidation, CTI Partners had control or direction over 3,201,515 post-consolidation Shares of the Issuer and 1,420,467 post-consolidation Warrants, of which 3,191,685 post-consolidation Shares of the Issuer and 1,415,553 post-consolidation Warrants were beneficially owned by CTI Life Sciences, and 9,830 post-consolidation Shares and 4,914 post-consolidation Warrants were beneficially owned by CTI International.

On June 6, 2018, CTI Partners caused CTI Life Sciences to sell 154,300 post-consolidation Warrants at CAD$2.304 per Warrant. Immediately following the sale of such Warrants, CTI Partners had control or direction over 1,266,167 post-consolidation Warrants, of which 1,261,253 were beneficially owned by CTI Life Sciences and 4,914 were beneficially owned by CTI International.

On June 8, 2018, CTI Partners caused CTI Life Sciences to exercise the balance 1,261,253 post-consolidation Warrants at CAD$2.304 per Share, and CTI International to exercise the balance 4,914 post-consolidation Warrants at CAD$2.304 per Share.

As a result of the Warrant exercises, CTI Partners had control or direction over 4,467,682 post-consolidation Shares, of which 4,452,938 were beneficially owned by CTI Life Sciences and 14,744 were beneficially owned by CTI International.

On June 12, 2018, CTI Partners caused CTI Life Sciences to sell 1,400 post-consolidation Shares at CAD$8.005 per Share. As a result of the sale, CTI Partners now has control or direction over 4,466,282 post-consolidation Shares, of which 4,451,538 are beneficially owned by CTI Life Sciences and 14,744 are beneficially owned by CTI International.

Item 4.    Purpose of Transaction

CTI Life Sciences acquired beneficial ownership of the securities of the Issuer as described above in Item 3 as part of its overall investment strategy. As general partner of CTI Life Sciences and CTI International, CTI Partners has control or direction over the securities of the Issuer as described above in Item 3.

Subject to all relevant securities law restrictions, CTI Partners may cause CTI Life Sciences and/or CTI International to acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, neither CTI Partners nor CTI Life Sciences has any current plans or proposals that relate to or would result in:

(a)        the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)        a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)        any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        any material change in the present capitalization or dividend policy of the Issuer;

(f)        any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g)        changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)        causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

The filing of this statement by the Reporting Persons shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)        For the purposes of this statement, CTI Partners is reporting herein that, as of the date hereof, it has control or direction over 4,466,282 shares of the Issuer's common stock, representing approximately 9.95% of the Issuer's common stock.

(b)        For the purposes of this statement, CTI Life Sciences is reporting herein that, as of the date hereof, it has the shared power to vote or to direct the voting of, or to dispose or to direct the disposition of 4,451,538 shares of the Issuer's common stock, representing approximately 9.92% of the Issuer's common stock.

(e)        As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Persons other than as disclosed herein.

(f)        As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(g)        Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with CTI Life Sciences’ acquisition of 9,059,545 Units of the Issuer on June 8, 2016, Dr. Shermaine Tilley, a limited partner of CTI Partners, was appointed to the Issuer’s Board of Directors, and continues to serve in such capacity.

Except as disclosed herein, the Reporting Persons do not have any other contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Persons have not pledged securities of the Issuer, nor are the securities of the Issuer held by the Reporting Persons, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.    Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement between CTI Partners II, L.P. and CTI Life Sciences Fund II, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2018

CTI PARTNERS II, L.P.
By its general partner, CTI General Partner II, Inc.

Per:	/s/ Ken Pastor
Ken Pastor, Chief Financial Officer

CTI LIFE SCIENCES FUND II, L.P.
By its general partner, CTI Partners II, L.P.

Per:	/s/ Ken Pastor
Ken Pastor, General Partner